Deluxe Corporation 3680 Victoria St. N. Shoreview, MN 55126-2966 P.O. Box 64235 St. Paul, MN 55164-0235
October 23, 2009
Mr. David R. Humphrey
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Deluxe Corporation Form 10-K for the Year Ended December 31, 2008 Filed February 20, 2009 File No. 1-07945
Dear Mr. Humphrey:
This letter contains our response to the comment received from the Staff contained in your letter dated October 20, 2009 (the “Comment Letter”). The Staff’s comment in the Comment Letter has been reproduced here in italics, and is followed immediately by our response.
Financial Statements
Consolidated Statements of Income, page 52
1. We have reviewed your response to our prior comment 3. In future filings please expand your narrative discussion in MD&A — Consolidated Results of Operations under “Consolidated Gross Margin” to explain why the gross profit measure is significant and distinguishable from the primary profitability measure of “operating income” as used in your segment analysis of company performance. In this regard, also describe the nature of your current business model (i.e., significance of products sold as compared to services rendered) and why “gross profit” is also considered to be a relevant measure of profitability used by management and useful to an investor. We note from your response that ‘in future periods, but no sooner than 2010, you expect your service revenues will grow to exceed ten percent of your total revenues, at which time you will evaluate whether the gross profit subtotal continues to be appropriate for your business.’
We note the Staff’s comment and will include the following additional disclosure in our discussion of gross profit in future filings as follows:
“We evaluate gross margin when analyzing our consolidated results of operations as we believe it provides important insight into significant profit drivers. As the majority of our revenue at this time is generated by the sale of manufactured and purchased products, the measure of gross margin best demonstrates our manufacturing and distribution performance, as well as the impact of pricing on our profitability. Gross margin is not a complete measure of profitability, as it omits selling, general and administrative costs. However, it is a financial measure which is useful in evaluating our results of operations.”
The magnitude of our service revenue in relation to consolidated revenue is disclosed in Item 1of the Form 10-K under the Products and Services heading, within MD&A — Consolidated Results of Operations under “Consolidated Revenue,” which immediately precedes “Consolidated Gross Margin,” as well as under the caption “Note 17:

Business segment information” within the Notes to Consolidated Financial Statements. To avoid unnecessary repetition of disclosures, we do not intend to repeat this information within MD&A — Consolidated Results of Operations under “Consolidated Gross Profit.”
In addition, to the extent that fluctuations in our service offering margins significantly impact our overall margins, we will include disclosure of this fact and the reasons for the fluctuations thereon.
We hope this letter responds adequately to the Staff’s comment. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.
If you have any further comments or concerns, please contact me at (651) 787-1587 or Terry D. Peterson, Vice President, Investor Relations and Chief Accounting Officer, at (651) 787-5906. Thank you for your time and consideration.
Sincerely,

/s/ Richard S. Greene Richard S. Greene Chief Financial Officer

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